February 14, 2011

Mr. Doug Jones

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	PACCAR Inc Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 26, 2010 Form 10-Q for the Quarterly Period Ended September 30, 2010 Filed November 8, 2010 File No. 001-14817

Dear Mr. Jones:

This letter confirms that you granted PACCAR’s request for additional business days to respond to the comment letter. Accordingly we intend to file our response on or before March 4, 2011.

Sincerely,

/s/ Michael T. Barkley
Michael T. Barkley Vice President and Controller

CC:     Mr. Lyn Shenk

P.O. Box 1518 Bellevue, Washington 98009 Telephone (425) 468-7400

PACCAR Building 777-106th Avenue N.E. Bellevue, Washington 98004